                                                                      EXHIBIT 99


                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors
Williams GP LLC

         We have audited the accompanying consolidated balance sheet of Williams GP LLC as of December 31, 2001. The consolidated balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated balance sheet based on our audit.

         We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the consolidated balance sheet provides a reasonable basis for our opinion.

         In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of Williams GP LLC at December 31, 2001, in conformity with accounting principles generally accepted in the United States.




                                               ERNST & YOUNG LLP



Tulsa, Oklahoma
March 4, 2002

                                 WILLIAMS GP LLC
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 2001
                                 (IN THOUSANDS)

                                               ASSETS
     Current assets:
        Cash and cash equivalents ...................................................     $   13,831
        Accounts receivable (less allowance for doubtful accounts - $285)............         13,822
        Affiliate accounts receivable ...............................................          2,874
        Prepaid insurance ...........................................................            756
        Other current assets ........................................................            620
                                                                                          ----------
          Total current assets ......................................................         31,903
     Property, plant and equipment, at cost .........................................        380,706
     Less: accumulated depreciation .................................................         51,326
                                                                                          ----------
          Net property, plant and equipment .........................................        329,380
     Goodwill (less amortization of $145) ...........................................         22,282
     Other intangibles (less amortization of $310) ..................................          2,639
     Long-term affiliate receivable .................................................          4,459
     Long-term receivable ...........................................................          8,809
     Other noncurrent assets ........................................................          1,079
                                                                                          ----------
        Total assets ................................................................     $  400,551
                                                                                          ==========

                                     LIABILITIES AND OWNERS' EQUITY
     Current liabilities:
        Accounts payable ............................................................     $    5,907
        Affiliate accounts payable ..................................................         14,451
        Accrued affiliate payroll and benefits ......................................          1,518
        Accrued taxes other than income .............................................          2,314
        Accrued interest ............................................................            277
        Environmental liabilities ...................................................            905
        Acquisition payable .........................................................          8,854
        Other current liabilities ...................................................          1,535
                                                                                          ----------
          Total current liabilities .................................................         35,761
     Long-term debt .................................................................        139,500
     Long-term affiliate payable ....................................................          1,262
     Other deferred liabilities .....................................................          2,082
     Environmental liabilities ......................................................          4,479
     Minority interest ..............................................................         90,242
     Commitments and contingencies
     Owners' equity .................................................................        127,225
                                                                                          ----------
        Total liabilities and owners' equity ........................................     $  400,551
                                                                                          ==========


                             See accompanying notes.

                                 WILLIAMS GP LLC
                     NOTES TO THE CONSOLIDATED BALANCE SHEET


1.   ORGANIZATION AND PRESENTATION

     Williams Energy Partners L.P. (the "Partnership") is a Delaware limited partnership that was formed in August 2000, to acquire, own and operate: (a) selected petroleum product terminals owned by Williams Energy Ventures, Inc. ("WEV"), and (b) an ammonia pipeline and terminals system, Williams Ammonia Pipeline, Inc., ("WAPI"), owned by Williams Natural Gas Liquids, Inc. ("WNGL"). Prior to the closing of the Partnership's initial public offering ("IPO") in February 2001, WEV was owned by Williams Energy Services, LLC ("WES"). Both WES and WNGL are wholly-owned subsidiaries of The Williams Companies, Inc. ("Williams"). Williams GP LLC (the "Managing GP" or "General Partner"), a Delaware limited liability company, was also formed in August 2000, to serve as managing general partner for the Partnership.

     On February 9, 2001, the Partnership completed its IPO of 4,000,000 common units representing limited partner interests in the Partnership at a price of $21.50 per unit. The proceeds of $86.0 million were used to pay underwriter commissions of $5.6 million and legal, professional fees and costs associated with the IPO of $3.1 million, with the remainder used to reduce affiliate note balances with Williams.

     On October 28, 2000, the Partnership and the Managing GP formed a limited operating partnership named Williams OLP, L.P. ("OLP") to serve as limited partner of the operating limited partnerships. Concurrent with the closing of the IPO and pursuant to the Contribution and Conveyance Agreement dated February 9, 2001, WEV converted itself into Williams Terminals Holdings, L.P. ("WTH LP"). Williams Pipeline Holdings, LLC, a subsidiary of WTH LP, converted itself into Williams Pipeline Holdings, LP ("WPH LP") and Williams Ammonia Pipeline, Inc. converted itself into Williams Ammonia Pipeline, L.P. ("WAP LP"). All three converted entities are Delaware limited partnerships. WNGL contributed 3.05 percent of its ownership in WAP LP and WES contributed 2.05 percent of its ownership in WTH LP to the Managing GP in exchange for 19.2 percent and 80.8 percent ownership interest in the Managing GP, respectively. WNGL contributed the remainder of its interest in WAP LP to the OLP and WES contributed the remainder of its interest in WTH LP and all of its interest in WPH LP to the OLP in exchange for ownership interests in the OLP. The Managing GP contributed all of its interest in WAP LP, WTH LP and WPH LP in exchange for: (a) a 1.0 percent managing general partner interest in the Partnership and (b) a 1.0101 percent managing general partner interest in the OLP. WNGL contributed to the Partnership all of its limited partner interest in OLP in exchange for 322,501 common units and 1,090,501 subordinated units, and WES contributed all of its limited partner interest in OLP to the Partnership in exchange for 1,357,193 common units and 4,589,193 subordinated units.

     Subsequent to the IPO, the underwriters exercised their over-allotment option and purchased 600,000 common units, also at a price of $21.50 per unit. The net proceeds of $12.1 million, after underwriter commissions of $0.8 million, from this over-allotment option were used to redeem 600,000 of the common inits held by WES to reimburse it for capital expenditures related to the Partnership's assets. Upon completion of this transaction, Williams owned 60 percent of the equity units of the Partnership. The Partnership maintained the historical costs of the net assets received under the Contribution Agreement. Following the exercise of the underwriters over-allotment, 40.09 percent of the Partnership is owned by the public and 59.91 percent, including the general partners ownership, is owned by affiliates of Williams Energy Partners L.P.

      On February 26, 2002, the Partnership formed a wholly-owned Delaware corporation named Williams GP Inc. ("GP Inc.") The Partnership then contributed a 0.001 percent limited partner interest in OLP to GP Inc. as a capital contribution. The OLP agreement was then amended to convert GP Inc.'s OLP limited partner interest to a general partner interest and to convert the General Partner's existing interest to a limited partner interest. The General Partner then contributed its 1.0101 percent OLP limited partner interest to the Partnership in exchange for an additional 1.0 percent general partner interest in the Partnership.

     The resulting structure is as follows: Williams GP LLC serves as the managing general partner for the Partnership. OLP is the limited partner of the operating limited partnerships and GP Inc. serves as its general partner. The operating limited partnerships are comprised of WTH LP, WPH LP and WAP LP. Williams NGL

                                Williams GP LLC
             Notes To The Consolidated Balance Sheets - (continued)


LLC was established to serve as general partner of the operating limited partnerships and is owned by OLP. Under the resulting structure, the limited partners' liability in each of the limited partnerships is limited to their investment.

2.   DESCRIPTION OF BUSINESSES

     Williams GP LLC serves as managing general partner for the Partnership. The Partnership owns and operates certain petroleum product terminal operations and an interstate common carrier ammonia pipeline.

   PETROLEUM PRODUCT TERMINALS

     Most of the General Partner's 30 petroleum product terminals are strategically located along or near third party pipelines or petroleum refineries. The terminal network consists of marine terminals and inland terminals. The petroleum product terminals provide a variety of services such as distribution, storage, blending, inventory management and additive injection to a diverse customer group including governmental customers and end-users in the downstream refining, retail, commercial trading, industrial and petrochemical industries. Products stored in and distributed through the petroleum product terminal network include refined petroleum products, blendstocks and heavy oils and feedstocks. The inland terminals are located primarily in the southeastern United States. Four marine terminal facilities are located along the Gulf Coast and one marine terminal facility is located in Connecticut near the New York harbor. Other than at our Galena Park marine terminal facility, none of the employees assigned to the petroleum product terminal operations are covered by collective bargaining agreements. The employees at the Galena Park marine terminal facility are currently represented by a union, but have indicated their unanimous desire to terminate their union affiliation. Nevertheless, the National Labor Relations Board has ordered the Partnership to bargain with the union as the exclusive collective bargaining representative of the employees at the facility. The Partnership is appealing this decision.

   AMMONIA PIPELINE AND TERMINALS SYSTEM

     The ammonia pipeline and terminals system consists of an ammonia pipeline and six company-owned terminals. Shipments on the pipeline primarily originate from ammonia production plants located in Borger, Texas and Enid and Verdigris, Oklahoma for transport to terminals throughout the Midwest for ultimate distribution to end-users in Iowa, Kansas, Minnesota, Missouri, Nebraska, Oklahoma and South Dakota. The ammonia transported through the system is used primarily as nitrogen fertilizer. Approximately 94 percent of ammonia system revenues are generated from transportation tariffs received from three customers, who are obligated under "ship or pay" contracts to ship an aggregate minimum of 700,000 tons per year but have historically shipped an amount in excess of the required minimum. The current ammonia transportation contracts extend through June 2005. The tariffs charged by the interstate ammonia pipeline are regulated by the Surface Transportation Board of the U.S. Department of Transportation.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF PRESENTATION

     The General Partner has an effective ownership in the Partnership of 59.9 percent. This effective ownership is derived through its 2.0 percent general partnership ownership, which gives it control of the partnership, and its affiliates who own 57.9 percent of the Partnership. The Partnership is fully consolidated in Williams GP LLC's balance sheet.

     The petroleum product terminal operations consist of 30 independent petroleum product terminal facilities and associated storage, located across 12 states primarily in the South, Southeast and Gulf Coast areas of the United States. For 11 of these petroleum product terminals, Williams Energy Partners L.P. owns varying undivided ownership interests. From inception, ownership of these assets has been structured as an ownership of an undivided interest in assets, not as an ownership interest in a partnership, limited liability company, joint venture or other form of entity. Marketing and invoicing are controlled separately by each owner, and each owner is responsible for any loss, damage or injury that may occur to their own customers. As a result, Williams Energy Partners L.P. applies proportionate consolidation for their interests in these assets. All of the remaining terminal facilities and the ammonia pipeline are wholly-owned subsidiaries and are fully consolidated.

                                Williams GP LLC
             Notes To The Consolidated Balance Sheets - (continued)


   USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

   CASH EQUIVALENTS

     Cash and cash equivalents include demand and time deposits and other marketable securities with maturities of three months or less when acquired.

   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations in the period incurred. The costs of property, plant and equipment sold or retired and the related accumulated depreciation is removed from the accounts, and any associated gains or losses are recorded in the income statement, in the period of sale or disposition. Depreciation of property, plant and equipment is provided on the straight-line basis.

   GOODWILL AND OTHER INTANGIBLE ASSETS

     Goodwill, which represents the excess of cost over fair value of assets of businesses acquired, was amortized on a straight-line basis over a period of 20 years for those assets acquired prior to July 1, 2001. Other intangible assets are amortized on a straight-line basis over a period of up to 25 years.

   IMPAIRMENT OF LONG-LIVED ASSETS

     The General Partner evaluates its long-lived assets of identifiable business activities for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is based on management's estimate of undiscounted future cash flows attributable to the assets as compared to the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value for the assets and recording a provision for loss if the carrying value is greater than fair value.

     For assets identified to be disposed of in the future, the carrying value of these assets is compared to the estimated fair value less the cost to sell to determine if an impairment is required. Until the assets are disposed of, an estimate of the fair value is redetermined when related events or circumstances change.

   INCOME TAXES

     Williams GP LLC is a partnership for income tax purposes and therefore is not subject to federal or state income taxes. Income taxes for Williams GP LLC are the responsibility of the owners of this partnership, which are affiliates of Williams GP LLC. Prior to February 9, 2001, Williams Energy Partners L.P.'s operations were included in Williams' consolidated federal income tax return. Williams Energy Partners L.P. income tax provisions were computed as though separate returns were filed. Deferred income taxes were computed using the liability method and were provided on all temporary differences between the financial basis and tax basis of Williams Energy Partners L.P.'s assets and liabilities.

     Effective with the closing of Williams Energy Partners L.P.'s initial public offering on February 9, 2001 (See Note 1), the Partnership is not a taxable entity for federal and state income tax purposes. Accordingly, no recognition has been given to income taxes for financial reporting purposes. The tax on Partnership net income is borne by the individual partners through the allocation of taxable income. Net income for financial statement purposes may differ significantly from taxable income of unitholders as result of differences between the tax basis and financial reporting basis of assets and liabilities and the taxable income allocation requirements under the Partnership Agreement. The aggregate difference in the basis of the Partnership's net assets for financial and tax reporting purposes cannot be readily determined because information regarding each partner's tax attributes in the Partnership is not available to the partnership.

                                Williams GP LLC
             Notes To The Consolidated Balance Sheets - (continued)


   EMPLOYEE STOCK-BASED AWARDS

     Williams' employee stock-based awards are accounted for under provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Williams' fixed plan common stock options do not result in compensation expense because the exercise price of the stock options equals the market price of the underlying stock on the date of grant.

     The General Partner has issued incentive awards to Williams' employees assigned to the Partnership. These awards are also accounted for under provisions of Accounting Principles Board Opinion No. 25. Since the exercise price of the unit awards is less than the market price of the underlying units on the date of grant, compensation expense is recognized by the General Partner and directly allocated to the Partnership.

   ENVIRONMENTAL

     Environmental expenditures that relate to current or future revenues are expensed or capitalized based upon the nature of the expenditures. Expenditures that relate to an existing condition caused by past operations that do not contribute to current or future revenue generation are expensed. Environmental liabilities are recorded independently of any potential claim for recovery. Receivables are recognized in cases where the realization of reimbursements of remediation costs are considered probable. Accruals related to environmental matters are generally determined based on site-specific plans for remediation, taking into account prior remediation experience of the General Partner and Williams.

   RECENT ACCOUNTING STANDARDS

     In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and amends Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Statement retains the basic framework of SFAS No. 121, resolves certain implementation issues of SFAS No. 121, extends applicability to discontinued operations and broadens the presentation of discontinued operations to include a component of an entity. The Statement is to be applied prospectively and is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Statement is not expected to have any initial impact on the General Partner's results of operations or financial position.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and amends FASB Statement No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies." The Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made and that the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. The Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Partnership plans to adopt this standard in January 2003, and we are evaluating its effect on the General Partner's results of operations and financial position.

     In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 establishes accounting and reporting standards for business combinations and requires all business combinations to be accounted for by the purchase method. The Statement is effective for all business combinations for which the date of acquisition is July 1, 2001 or later. SFAS No. 142 addresses accounting and reporting standards for goodwill and other intangible assets. Under this Statement, goodwill and intangible assets with indefinite useful lives will no longer be amortized, but will be tested annually for impairment. The Statement becomes effective for all fiscal years beginning after December 15, 2001. The General Partner will apply the new rules on accounting for goodwill and other intangible assets beginning January 1, 2002. Based on the amount of goodwill recorded as of December 31, 2001 application of the non-amortization provision of the Statement will result in a decrease to amortization expense in future years of approximately $1.1 million.

                                Williams GP LLC
             Notes To The Consolidated Balance Sheets - (continued)


     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This was followed in June 2000 by the issuance of SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which amends SFAS No. 133. SFAS No. 133 and No. 138 establish accounting and reporting standards for derivative financial instruments. The standards require that all derivative financial instruments be recorded on the balance sheet at their fair value. Changes in fair value of derivatives will be recorded each period in earnings if the derivative is not a hedge. If a derivative qualifies for special hedge accounting, changes in the fair value of the derivative will either be recognized in earnings as an offset against the change in fair value of the hedged assets, liabilities or firm commitments also recognized in earnings, or the changes in fair value will be deferred on the balance sheet until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be recognized immediately in earnings. These standards were adopted on January 1, 2001. There was no impact to the General Partner's financial position, results of operations or cash flows from adopting these standards.

     The FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Statement provides guidance for determining whether a transfer of financial assets should be accounted for as a sale or a secured borrowing and whether a liability has been extinguished. The Statement is effective for recognition and reclassification of collateral and for disclosures ending after December 15, 2000. The Statement became effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The initial application of SFAS No. 140 had no impact on the General Partner's results of operations and financial position.

4.   ACQUISITIONS AND DIVESTITURES

     Petroleum product terminal facilities and partial ownership interests in several petroleum product terminals were acquired for cash during the periods presented and are described below. All acquisitions, except the Aux Sable transaction, were accounted for as purchases of businesses and the results of operations of the acquired petroleum product terminals are included with the combined results of operations from their acquisition dates.

     On December 31, 2001, the Partnership purchased an 8.5-mile, 8-inch natural gas liquids pipeline in northeastern Illinois from Aux Sable Liquid Products L.P. ("Aux Sable") for $8.9 million. The Partnership then entered into a long-term lease arrangement under which Aux Sable is the sole lessee of these assets. The Partnership has accounted for this transaction as a capital lease. The lease expires in December 2016 and has a purchase option after the first year. The minimum lease payments to be made by Aux Sable are $19.2 million in total and $1.3 million per year over each of the next five years. Aux Sable has the right to re-acquire the pipeline at the end of the lease for a de minimis amount. The fair value of the lease at December 31, 2001, approximates its carrying value.

     In October 2001, the Partnership acquired the crude oil storage and distribution assets of Geonet Gathering, Inc. ("Geonet") located in Gibson, Louisiana. The Partnership acquired these assets with the intent to use the facility as a crude storage and distribution facility with an affiliate company as its primary customer. The purchase price was approximately $21.1 million, consisting of $20.3 million in cash and $0.9 million in assumed liabilities. The purchase price and allocation to assets acquired and liabilities assumed was as follows (in thousands):

     Purchase price:
         Cash paid, including transaction costs .....     $   20,261
         Liabilities assumed ........................            856
                                                          ----------
         Total purchase price .......................     $   21,117
                                                          ==========

     Allocation of purchase price:
         Current assets .............................     $       62
         Property, plant and equipment ..............          4,607
         Goodwill ...................................         13,719
         Intangible assets ..........................          2,729
                                                          ----------
         Total allocation ...........................     $   21,117
                                                          ==========

     Factors contributing to the recognition of goodwill are the market in which the facility is located and the opportunity to enter into a throughput agreement with an affiliate company, combined with the affiliate company's

                                Williams GP LLC
             Notes To The Consolidated Balance Sheets - (continued)


ability to trade around those assets. Of the amount allocated to intangible assets, $2.0 million represents the value of the leases associated with this facility, which have amortization periods of up to 25 years. The remaining $0.7 million allocated to intangible assets represents covenants not-to-compete and has an amortization period of five years. Total weighted average amortization period of intangible assets is approximately 16 years. Of the consideration paid for the facility, $1.0 million is held in escrow, pending final evaluation of necessary repairs by the Partnership.

     In June 2001, the Partnership purchased two petroleum product terminals located in Little Rock, Arkansas from TransMontaigne, Inc. ("TransMontaigne") at a cost of $29.1 million, of which $20.2 million was allocated to property, plant and equipment and $8.9 million to goodwill and other intangibles. Goodwill resulting from this acquisition is being amortized over a 20-year period. The final purchase price allocation has not been determined pending assessment of the environmental liabilities assumed.

     In April 2001, the Partnership purchased a 6-mile pipeline for $0.3 million from Equilon Pipeline Company LLC, enabling connection of its existing Dallas, Texas area petroleum storage and distribution facility to Dallas Love Field. The acquisition was made in conjunction with an agreement for the Partnership to provide jet fuel delivery services into Dallas Love Field for Southwest Airlines. In December 2001, the Partnership completed construction of additional jet fuel storage tanks at its distribution facility in Dallas to support delivery of jet fuel to the airport. Total cost of the pipeline and construction of the additional jet fuel storage tanks totaled $5.5 million.

     Except where stated above, the purchase prices of the above acquisitions were allocated to various categories of property, plant and equipment and liabilities based upon the fair value of the assets acquired and liabilities assumed.

5.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following (in thousands):

                                                                 ESTIMATED
                                                                DEPRECIABLE
                                                   2001            LIVES
                                                 --------       -----------
Construction work-in-progress                    $  5,618
Land and right-of-way                              27,162
Buildings                                           7,828          30 years
Storage tanks                                     162,451          30 years
Pipeline and station equipment                     52,822       30 - 67 years
Processing equipment                              122,161          30 years
Other                                               2,664       10 - 30 years
                                                 --------
     Total                                       $380,706
                                                 ========

6.   CONCENTRATION OF CREDIT RISK

     Any issues impacting the petroleum product and ammonia industries could impact the Partnership's overall exposure to credit risk. While sales to petroleum product terminal and ammonia pipeline customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. The Partnership has the ability with many of its contracts to sell stored customer products to recover unpaid receivable balances, if necessary.

     Demand for nitrogen fertilizer has typically followed a combination of weather patterns and growth in population, acres planted and fertilizer application rates. Because natural gas is the primary feedstock for the production of ammonia, the profitability of our customers is impacted by high natural gas prices. To the extent they are unable to pass on higher costs to their customers, they may reduce shipments through the pipeline.

                                Williams GP LLC
             Notes To The Consolidated Balance Sheets - (continued)


     The accounts receivable balance of Williams Energy Marketing & Trading accounted for 8.2 percent of total accounts and affiliate receivables at December 31, 2001. During 2001, the Partnership reserved $0.3 million for potential bad debt losses. However, no accounts were written off during 2001.

7.   RELATED PARTY TRANSACTIONS

     Williams Energy Marketing & Trading and Williams Refining & Marketing, LLC, subsidiaries of the Williams Companies and affiliates of the Partnership, are significant customers at our petroleum product terminals, representing 11.0 percent and 7.2 percent, respectively, of our total revenues for the year ended December 31, 2001. The accounts receivable balances of Williams Energy Marketing & Trading and Williams Refining & Marketing accounted for 8.2 percent and 2.4 percent, respectively, of total affiliate receivables as of December 31, 2001. The services we provide them are conducted pursuant to various contracts between them and the Partnership. As of December 31, 2001, 3 percent of the revenues from these affiliates were generated under contracts renewing on a monthly basis, while 97 percent were generated under contracts with remaining terms in excess of one year or that are renewed on an annual basis.

     The affiliate payable primarily represents amounts owed to affiliates for general and administrative expenses and operational costs of the partnership incurred on the General Partner's and Partnership's behalf. Affiliate payroll and benefit costs are amounts due to affiliate companies for salary and wages and associated charges for employees directly assigned to the Partnership. Long-term affiliate payables represent amounts due to an affiliate for certain non-compete agreements and for amounts associated with long-term incentive compensation.

8.   LONG-TERM DEBT

     Long-term debt and available borrowing capacity at December 31, 2001, were $139.5 million and $35.5 million, respectively. At December 31, 2001, the Partnership had a $175.0 million bank credit facility, led by Bank of America. The credit facility was comprised of a $90.0 million term loan facility and an $85.0 million revolving credit facility, which includes a $73.0 million acquisition sub-facility and a $12.0 million working capital sub-facility. On February 9, 2001, the OLP borrowed $90.0 million under the term loan facility and $0.1 million under the acquisition sub-facility. The $0.1 million borrowed under the acquisition sub-facility was repaid in July 2001. In June 2001, the Partnership borrowed $29.5 million under the acquisition facility to fund the purchase of two terminals in Little Rock, Arkansas from TransMontaigne. In October 2001, the Partnership borrowed $20.0 million to fund the acquisition of the Gibson, Louisiana terminal from Geonet. The credit facility's term extends through February 5, 2004, with all amounts due at that time. Borrowings under the credit facility carry an interest rate equal to the LIBOR plus a spread from
1.0 percent to 1.5 percent, depending on the OLP's leverage ratio. Interest is also assessed on the unused portion of the credit facility at a rate from 0.2 percent to 0.4 percent, depending on the OLP's leverage ratio. The OLP's leverage ratio is defined as the ratio of consolidated total debt to consolidated earnings before interest, income taxes, depreciation and amortization for the period of the four fiscal quarters ending on such date. Closing fees associated with the initiation of the credit facility were $0.9 million, which are being amortized over the life of the facility. Average interest rates at December 31, 2001 were 3.1 percent for the term loan facility and 3.3 percent for the acquisition sub-facility. Cash paid for interest for the twelve months ended December 31, 2001 was $6.7 million. Interest capitalized was $0.1 million in 2001. The fair value of the long-term debt approximates its carrying value, because of the floating interest rate applied to the debt facility.

9.   LONG-TERM INCENTIVE PLAN

     In February 2001, the general partner adopted the Williams Energy Partners' Long-Term Incentive Plan for Williams' employees who perform services for Williams Energy Partners L.P. and directors of the general partner. The Long-Term Incentive Plan consists of two components, phantom units and unit options. The Long-Term Incentive Plan permits the grant of awards covering an aggregate of 700,000 common units. The Long-Term Incentive Plan is administered by the compensation committee of the general partner's board of directors.

     In April 2001, the general partner issued grants of 92,500 phantom units to certain key employees associated with the Partnership's initial public offering in February 2001. These one-time IPO phantom units will vest over a 34-month period ending on February 9, 2004, and are subject to forfeiture if employment is terminated prior to

                                Williams GP LLC
             Notes To The Consolidated Balance Sheets - (continued)


vesting. These units are subject to early vesting if the Partnership achieves certain performance measures. The Partnership recognized $0.7 million of compensation expense associated with these grants in 2001. The fair market value of the phantom units associated with this grant was $2.7 million on the grant date.

     In April 2001, the general partner issued grants of 64,200 phantom units associated with the annual incentive compensation plan. The actual number of units that will be awarded under this grant will be determined by the Partnership on February 9, 2004. At that time, the Partnership will assess whether certain performance criteria have been met and determine the number of units that will be awarded, which could range from zero units up to a total of 128,400 units. These units are also subject to forfeiture if employment is terminated prior to February 9, 2004. These awards do not have an early vesting feature. The Partnership recognized $1.3 million of deferred compensation expense associated with these awards in 2001. The fair market value of the phantom units associated with this grant was $5.4 million on December 31, 2001.

     Certain employees of Williams dedicated to or otherwise supporting Williams Energy Partners L.P. receive stock-based compensation awards from Williams. Williams has several plans providing for common-stock-based awards to employees and to nonemployee directors. The plans permit the granting of various types of awards including, but not limited to, stock options, stock-appreciation rights, restricted stock and deferred stock. Awards may be granted for no consideration other than prior and future services or based on certain financial performance targets being achieved. The purchase price per share for stock options and the grant price for stock-appreciation rights may not be less than the market price of the underlying stock on the date of grant. Depending upon terms of the respective plans, stock options generally become exercisable in one-third increments each year from the date of the grant or after three or five years, subject to accelerated vesting if certain future Williams' stock prices or specific Williams' financial performance targets are achieved. Stock options expire 10 years after grant.

     The following summary reflects Williams' stock option activity for 2001 for those employees principally supporting Williams Energy Partners L.P. operations:

                                                                       WEIGHTED-
                                                                       AVERAGE
                                                                       EXERCISE
                                                       OPTIONS          PRICE
                                                      ----------      ----------
     Outstanding - beginning of year ............         73,302      $    34.58
     Granted ....................................         31,439           34.77
     Forfeited ..................................         (3,000)          43.14
     Exercised ..................................         (2,500)          30.14
                                                      ----------
     Outstanding - ending of year ...............         99,241           34.49
                                                      ==========
     Exercisable at end of year .................         67,802           34.36
                                                      ==========

     The following summary provides information about outstanding and exercisable Williams' stock options, held by employees principally supporting Williams Energy Partners L.P. operations, at December 31, 2001:

                                                                 WEIGHTED-
                                                  WEIGHTED-       AVERAGE
                                                         REMAINING
                                                  EXERCISE      CONTRACTUAL
     RANGE OF EXERCISE PRICES       OPTIONS         PRICE           LIFE
     ------------------------      ----------     ----------    -----------
     $16.13 to $23.00 ........         17,168     $    19.81      5.0 years
     $27.38 to $34.77 ........         47,673          33.40      8.2 years
     $39.94 to $46.06 ........         34,400          43.32      8.0 years
                                   ----------
          Total ..............         99,241          34.49      7.6 years
                                   ==========

     The estimated fair value at the date of grant of options for Williams' common stock granted in 2001 using the Black-Scholes option pricing model, is as follows:

                                Williams GP LLC
             Notes To The Consolidated Balance Sheets - (continued)

     Weighted-average grant date fair value of options for
         Williams' common stock granted during the year .........     $  10.93

     Assumptions:
          Dividend yield ........................................          1.9%
          Volatility ............................................         35.0%
          Risk-free interest rate ...............................          4.8%
          Expected life (years) .................................          5.0

10.  COMMITMENTS AND CONTINGENCIES

     The Partnership leases land, tanks and related terminal equipment at the Gibson terminal facility. Minimum future lease payments for these leases as of December 31, 2001, are $0.1 million for each of the next five years and $1.7 million thereafter. The lease payments can be canceled after 2006 and include provisions for renewal of the lease at five-year increments which can extend the lease for a total of 25 years.

     In conjunction with the 1999 acquisition of the Gulf Coast marine terminals from Hess, Hess has disclosed to the Partnership all suits, actions, claims, arbitrations, administrative, governmental investigation or other legal proceedings pending or threatened, against or related to the assets acquired by the Partnership, which arise under environmental law. Hess agreed to indemnify the Partnership against all environmental claims and losses arising from any matters related to the pre-acquisition period through July 30, 2014. In the event that any pre-acquisition releases of hazardous substances are identified by the Partnership prior to July 20, 2004, the Partnership will be liable for the first $2.5 million of environmental liabilities, Hess will be liable for the next $12.5 million of losses, and the Partnership will assume responsibility for any losses in excess of $15.0 million. Hess has indemnified the Partnership against any pre-acquisition fines and claims that may be imposed or asserted against the Partnership under environmental laws. At December 31, 2001, the Partnership had accrued $0.6 million for costs that may not be recoverable under Hess' indemnification.

     WES has agreed to indemnify the Partnership against any covered environmental losses, up to $15.0 million, relating to assets it contributed to the Partnership that arose prior to February 9, 2001, that become known within three years after February 9, 2001, and that exceed all amounts recovered or recoverable by the Partnership under contractual indemnities from third parties or under any applicable insurance policies. Covered environmental losses are those non-contingent environmental losses, costs, damages and expenses suffered or incurred by the Partnership arising from correction of violations of, or performance of remediation required by, environmental laws in effect at February 9, 2001, due to events and conditions associated with the operation of the assets and occurring before February 9, 2001.

     Estimated liabilities for environmental costs were $5.4 million at December 31, 2001. Management estimates that expenditures associated with these environmental remediation liabilities will be paid over the next five to ten years. Receivables associated with these environmental liabilities of $5.1 million at December 31, 2001, have been recognized as recoverable from affiliates and third parties. These estimates, provided on an undiscounted basis, were determined based primarily on data provided by a third-party environmental evaluation service. These liabilities have been classified as current or non-current based on management's estimates regarding the timing of actual payments.

     During 2001, the Partnership recorded an environmental liability of $2.6 million at its New Haven, Connecticut facility, which was acquired in September 2000. This liability was based on third-party environmental engineering estimates completed as part of a Phase II environmental assessment, routinely required by the State of Connecticut to be conducted by the purchaser following the acquisition of a petroleum storage facility. The Partnership will complete a Phase III environmental assessment at this facility during the second or third quarter of 2002, and the environmental liability could change materially based on this more thorough analysis. The environmental liabilities at this location are covered by the WES environmental indemnifications to the Partnership.

     WNGL will indemnify the Partnership for right-of-way defects or failures in our ammonia pipeline easements for 15 years after the IPO closing date. WES has also indemnified the Partnership for right-of-way defects or

                                Williams GP LLC
             Notes To The Consolidated Balance Sheets - (continued)


failures associated with the marine terminal facilities at Galena Park, Corpus Christi and Marrero for 15 years after the IPO closing date.

     The Partnership is party to various other claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, the ultimate resolution of all claims, legal actions and complaints after consideration of amounts accrued, insurance coverage or other indemnification arrangements will not have a material adverse effect upon the Partnership's future financial position, results of operations or cash flows.

11.  DISTRIBUTIONS

     On May 15, 2001, the Partnership paid cash distributions of $0.292 per unit on its outstanding common and subordinated units to unitholders of record at the close of business on May 1, 2001. This distribution represented the minimum quarterly distribution for the 50-day period following the IPO closing date, which included February 10, 2001 through March 31, 2001. The total distributions paid were $3.4 million.

     On August 14, 2001, the Partnership paid cash distributions of $0.5625 per unit on its outstanding common and subordinated units to unitholders of record at the close of business on August 2, 2001. The total distributions paid were $6.5 million.

     On November 14, 2001, the Partnership paid cash distributions of $0.5775 per unit on its outstanding common and subordinated units to unitholders of record at the close of business on November 1, 2001. The total distributions paid were $6.7 million.

     Total distributions paid during 2001 were as follows (in thousands except per unit amounts):

                                             AMOUNT      DISTRIBUTION
                                            PER UNIT        AMOUNT
                                           ----------    ------------
     Common Unitholders ..............     $     1.43     $    8,134
     Subordinated Unitholders ........     $     1.43          8,134
     General Partner .................     $     1.43            331
                                                          ----------
          Total ......................                    $   16,599
                                                          ==========

12.  OWNERS' EQUITY

     The roll-forward of owners' equity is as follows (in thousands):

     Balance - December 31, 2000 ..........     $        1
     Capital contribution by affiliates ...        134,358
     Net income ...........................          2,709
     Distributions ........................         (9,843)
                                                ----------
     Balance - December 31, 2001 ..........     $  127,225
                                                ==========

     Of the Partnership's 5,679,694 common units outstanding at December 31, 2001, 4,600,000 are held by the public, with the remaining 1,079,694 held by affiliates of the Partnership. All of the Partnership's 5,679,694 subordinated units are held by affiliates of the Partnership.

     During the subordination period, the Partnership can issue up to 2,839,847 additional common units without obtaining unitholder approval. In addition, the general partner can issue an unlimited number of common units as follows:

          o    Upon exercise of the underwriters' over-allotment option;

          o    Upon conversion of the subordinated units;

          o    Under employee benefit plans;

          o Upon conversion of the general partner interest and incentive distribution rights as a result of a withdrawal of the general partner;

                                Williams GP LLC
             Notes To The Consolidated Balance Sheets - (continued)


          o    In the event of a combination or subdivision of common units;

          o In connection with an acquisition or a capital improvement that increases cash flow from operations per unit on a pro forma basis; or

          o If the proceeds of the issuance are used exclusively to repay up to $40.0 million of our indebtedness.

     The subordination period will end when the Partnership meets certain financial tests provided for in the Partnership agreement but it generally cannot end before December 31, 2005.

     The limited partners holding Common Units of the Partnership have the following rights, among others:

          o Right to receive distributions of the Partnership's available cash within 45 days after the end of each quarter;

          o Right to transfer common unit ownership to substitute limited partners;

          o Right to receive an annual report, containing audited financial statements and a report on those financial statements by our independent public accountants within 120 days after the close of the fiscal year end;

          o Right to receive information reasonably required for tax reporting purposes within 90 days after the close of the calendar year;

          o Right to vote according to the limited partners' percentage interest in the Partnership on any meeting that may be called by the general partner. However, if any person or group other than the general partner and its affiliates acquires beneficial ownership of 20 percent or more of any class of units, that group or person loses voting rights on all of its units; and

          o Right to inspect our books and records at the unitholders' own expense.

      Net income is allocated to the general partner and limited partners based on their proportionate share of cash distributions for the period. Cash distributions to the general partner and limited partners are made based on the following table:

                                     Percentage of Distributions
       Annual Distribution         -------------------------------
             Amount                Unitholders     General Partner
       -------------------         -----------     ---------------

           Up to $2.31                  98                2
     Above $2.31 up to $2.62            85               15
     Above $2.62 up to $3.15            75               25
           Above $3.15                  50               50

      In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities will be distributed to the Partners in proportion to the positive balances in their respective tax-basis capital accounts.

13.  OTHER EVENTS

      On February 14, 2002, the Partnership paid cash distributions of $0.59 per unit on its outstanding common and subordinated units to unitholders of record at the close of business on February 1, 2002. The total distribution, including distributions paid to the general partner on its equivalent units, was $6.9 million.

      In January 2002, the Partnership borrowed $8.5 million to finance the acquisition of a pipeline from Aux Sable and remitted those funds to complete the transaction. The Partnership entered into a long-term lease arrangement with Aux Sable under which Aux Sable is the sole lessee of these assets. The transaction will be accounted for as a capital lease.